UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Blackboxstocks Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

09229E105
(CUSIP Number)

Eric Pharis Karma Blackbox, LLC 2 Lake Forest Court Trophy Club, Texas 76262 (917) 373-1168
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09229E105
1. Names of Reporting Persons. Karma Blackbox, LLC
2. Check the appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only.
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0
Aggregate Amount Beneficially Owned by Each Reporting Person 0
Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
Percent of Class Represented by Amount in Row (11) 0%(1)
Type of Reporting Person (See Instructions) OO

CUSIP No. 09229E105
1. Names of Reporting Persons. Eric Pharis
2. Check the appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only.
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Texas, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 2,500,000
8. Shared Voting Power 0
9. Sole Dispositive Power 2,500,000
10. Shared Dispositive Power 0
Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000
Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
Percent of Class Represented by Amount in Row (11) 10.87%(2)
Type of Reporting Person (See Instructions) IN

CUSIP No. 09229E105
1. Names of Reporting Persons. David Kyle
2. Check the appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only.
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Texas, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 2,500,000
8. Shared Voting Power 0
9. Sole Dispositive Power 2,500,000
10. Shared Dispositive Power 0
Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000
Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
Percent of Class Represented by Amount in Row (11) 10.87%(2)
Type of Reporting Person (See Instructions) IN

(1) The percentages are calculated based upon 23,000,000 shares of Common Stock issued and outstanding on November 9, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed November 14, 2017.

This Amendment No. 1 to Schedule 13D (this “Schedule 13D Amendment No. 1”) amends the information provided in the Statement on Schedule 13D filed on January 17, 2018 (the “Original Schedule 13D,” and as amended, the “Schedule 13D”). Except as otherwise specified in this Schedule 13D Amendment No. 1, all items left blank remain unchanged in all material respects. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Responses to each item of this Schedule 13D Amendment No. 1 are incorporated by reference into the response to each other item, as applicable.

Item 3. Source and Amount of Funds or Other Consideration

On November 28, 2017 Karma Blackbox, LLC (“Karma Blackbox”) distributed all shares of Issuer Common Stock, par value $0.001 (“Common Stock”) held by it to its members. As a result of the distribution, 2,500,000 shares of Common Stock were transferred to Eric Pharis and 2,500,000 shares of Common Stock were transferred to David Kyle.

Item 4.	Purpose of the Transaction

On November 28, 2017 Karma Blackbox, LLC (“Karma Blackbox”) distributed all shares of Issuer Common Stock, par value $0.001 (“Common Stock”) held by it to its members. As a result of the distribution, 2,500,000 shares of Common Stock were transferred to Eric Pharis and 2,500,000 shares of Common Stock were transferred to David Kyle.

Item 5.	Interest in Securities of the Issuer

The aggregate percentage of Shares reported owned by each person named herein is based upon 23,000,000 shares of Common Stock outstanding on November 9, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed November 14, 2017.

A.       Karma Blackbox

(a)        As of December 1, 2015, Karma Blackbox beneficially owned 0 Shares, or 0% of issued and outstanding shares of the Issuer’s Common Stock.

(b)        Not applicable.

(c)        Except as set forth in Item 6 below, there have been no transactions effected with respect to the Shares by the Reporting Persons during the sixty (60) day period prior to November 28, 2017.

(d)        No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)        Not applicable.

B.       Eric Pharis

(a)        As of September 28, 2017, the Issuer had 23,000,000 shares of Common Stock issued and outstanding. Eric Pharis beneficially owns 2,500,000 shares of the Issuer’s Common Stock as a result of the distribution by Karma Blackbox, or 10.87% of issued and outstanding shares of the Issuer’s Common Stock.

(b)        Eric Pharis has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Shares distributed to him.

(c)        Except as set forth in Item 6 below, there have been no transactions effected with respect to the Shares by Eric Pharis during the sixty (60) day period prior to the date hereof.

(d)        No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,500,000 shares of the Issuer’s Common Stock distributed to Eric Pharis.

(e)        Not applicable.

C.       David Kyle

(a)        As of September 28, 2017, the Issuer had 23,000,000 shares of Common Stock issued and outstanding. David Kyle beneficially owns 2,500,000 shares of the Issuer’s Common Stock as a result of the distribution by Karma Blackbox, or 10.87% of issued and outstanding shares of the Issuer’s Common Stock.

(b)        David Kyle has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Shares distributed to him.

(c)        Except as set forth in Item 6 below, there have been no transactions effected with respect to the Shares by David Kyle during the sixty (60) day period prior to the date hereof.

(d)        No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,500,000 shares of the Issuer’s Common Stock distributed to David Kyle.

(e)        Not applicable.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item	6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 12, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than the matters described in this Item 6 and Items 3 and 4, the Reporting Persons have not executed any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as an Exhibit

Exhibit 99.1: Joint Filing Agreement by and among Karma Blackbox, LLC, Eric Pharis and David Kyle dated January 12, 2018.

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, each such person certifies that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2018

Karma Blackbox, LLC

By: /s/ Eric Pharis
Name: Eric Pharis
Title: Managing Member

/s/ Eric Pharis
Eric Pharis, Individually

/s/ David Kyle
David Kyle, Individually

Exhibit 99.1

Schedule 13D
Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to up to 5,000,000 shares of common stock of Blackboxstocks, Inc. that may be deemed beneficially owned by the undersigned, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on January 12, 2018.

Karma Blackbox, LLC

By: /s/ Eric Pharis
Name: Eric Pharis
Title: Managing Member

/s/ Eric Pharis
Eric Pharis, Individually

/s/ David Kyle
David Kyle, Individually